ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

September 27, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)
Responses to Comments on Post-Effective Amendment No. 136

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 136 to its registration statement.  PEA No. 136 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on July 30, 2018 and was designated to become effective sixty days after filing.  PEA No. 136 was filed in connection with the Trust’s annual update to its registration statement and related only to PNC Balanced Allocation Fund, PNC Emerging Markets Equity Fund, PNC International Equity Fund, PNC International Growth Fund, PNC Multi-Factor All Cap Fund, PNC Multi-Factor Large Cap Growth Fund, PNC Multi-Factor Large Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC Small Cap Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Government Money Market Fund,  PNC Treasury Money Market Fund, and PNC Treasury Plus Money Market Fund (each, a “Fund,” and together, the “Funds”).  The Trust intends to file a future PEA pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

To the extent that a comment set forth below applies to more than one Fund, the Trust responds on behalf of all relevant Funds.

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1.              Comment: Please represent that the applicable Funds will use the mark-to-market value of any derivatives for the purposes of complying with its 80% test pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, not the derivative’s notional value.

Response: The Funds respectfully refer the Staff to their previous response and confirm that they presently intend to use the mark-to-market values of derivatives for purposes of complying with the referenced policy.

2.              Comment: With respect to the PNC Limited Maturity Bond Fund and PNC Tax Exempt Limited Maturity Fund, the Staff requests that each Fund disclose the maturity limits for the Fund’s investments and further disclose why the Fund uses duration as a measure in its investment strategy.

Response: The Funds respectfully refer the Staff to the following disclosure:

PNC Limited Maturity Bond

“The dollar-weighted average duration of the Fund’s portfolio is normally expected to range from one to five years, but may vary outside that range from time to time, including due to market conditions or if deemed appropriate for temporary defensive purposes.”

PNC Tax Exempt Limited Maturity Bond Fund

“The Fund normally will maintain a dollar-weighted average portfolio duration of between one and five years, but may vary outside that range from time to time, including due to market conditions or if deemed appropriate for temporary defensive purposes.”

The Funds respectfully note that duration is generally understood to represent a better measure of a Fund’s interest rate sensitivity because it incorporates to a greater extent than maturity the timing of all of the payment obligations of an obligor (e.g., obligations to pay principal and interest). The Funds respectfully decline to make any additional changes at this time, but the Funds undertake to consider additional disclosure at the time of the Funds’ next annual update.

3.              Comment: Please undertake to seek shareholder approval to revise PNC Emerging Markets Equity Fund’s fundamental investment restriction 1(e) to reflect the Fund’s non-fundamental policy, that the Fund will not purchase securities of issuers conducting their principal business activities in the same industry if, immediately after and as a result of the acquisition, the Fund’s investments in issuers conducting their principal business activities in that industry would represent more than 25% of the value of the Fund’s total assets, at the time when the Fund next submits a proxy statement to shareholders.

Response: PNC Capital Advisors, LLC hereby confirms that it has presented the Staff’s request to the Trust’s Board of Trustees (the “Board”) together with a recommendation that the Board consider proposing the requested policy change to shareholders at the next time the Board otherwise determines to call a meeting of shareholders of the PNC Emerging Markets Equity Fund.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Thomas R. Rus
Mallory L. Bivens
Jeremy C. Smith, Esq.